Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

Date: February 23, 2021

The following is a joint press release issued by Churchill Capital Corp IV and Atieva, Inc. d/b/a Lucid Motors on February 23, 2021

Lucid Motors and Churchill Capital Corp IV Announce Investor Call to Discuss Proposed Merger

NEWARK, Calif., and NEW YORK, NY February 23, 2021 – Lucid Motors, which is setting new standards for sustainable mobility with its advanced luxury EVs, and Churchill Capital Corp IV (NYSE: CCIV), a special purpose acquisition company, announced today that they will hold an investor call and live Q&A with Peter Rawlinson, CEO and CTO of Lucid, and Michael Klein, Chairman and CEO of CCIV, on Tuesday, February 23, 2021 at 10:30 a.m. EST, to discuss their recently announced $11.75 billion transaction.

Date: Tuesday, February 23, 2021

Time: 10:30 a.m. EST (7:30 a.m. PT)

Videoconference link: link - Conference ID: 981 8408 5468

Toll-free dial-in number: +16699006833,,98184085468#

International dial-in number:  https://blueshirtgroup.zoom.us/u/acxS5SAc7Q

A replay of the conference call will be available after 3:00 p.m. EST on the same day through March 15, 2021.

About Lucid Motors

Lucid's mission is to inspire the adoption of sustainable transportation by creating the most captivating electric vehicles, centered around the human experience. The company's first car, the Lucid Air, is a state-of-the-art luxury sedan with a California-inspired design underpinned by race-proven technology. Featuring luxurious interior space in a mid-size exterior footprint, the Air will be capable of an estimated EPA range of over 500 miles and 0-60 mph in under 2.5 seconds. Customer deliveries of the Lucid Air, which will be produced at Lucid's new factory in Casa Grande, Arizona, will begin in the second half of 2021.

About Churchill Capital Corp IV

Churchill Capital Corp IV was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to shareholders of CCIV for their consideration. CCIV intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to CCIV’s shareholders in connection with CCIV’s solicitation for proxies for the vote by CCIV’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lucid’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, CCIV will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. CCIV’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCIV’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about CCIV, Lucid and the proposed transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by CCIV, without charge, at the SEC's website located at www.sec.gov or by directing a request to CCIV.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions will be set forth in CCIV’s proxy statement/prospectus when it is filed with the SEC. You can find more information about CCIV’s directors and executive officers in CCIV’s final prospectus filed with the SEC on July 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts

For Lucid Motors, Inc.
Andrew Hussey
andrewhussey@lucidmotors.com
media@lucidmotors.com
investors@lucidmotors.com
Brunswick Group:
Tim Daubenspeck/Stephen Powers/Will Rasmussen
lucid@brunswickgroup.com

For Churchill Capital Corp IV

Steve Lipin / Lauren Odell / Christina Stenson

Gladstone Place Partners

(212) 230-5930

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